FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 15, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 15, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Minutes

Of

2017 Annual Shareholders' Meeting

Of

Advanced Semiconductor Engineering, Inc.

(Translation)

1 、	Time : 10:00AM, Wednesday, June 28, 2017

2 、	Venue : Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3 、	Attendee :	(1) Representative of Juristic-person Director, ASE Enterprises Ltd. : Tien Wu, Joseph Tung, Raymond Lo and Jeffrey Chen

(2)  Independent Directors : Mei-Yueh Ho

(3)  Lawyer : Alex Chiang and T.C. Chang ; CPA : Jane Chen

(4)  Total shares represented by shareholders and proxy present 6,961,641,456 shares(including exercised by way of electronic transmission 4,350,368,268 shares) is 85.79% of total outstanding shares of ASE 8,114,595,090 shares (excluding the shareholders who had no voting right stipulated in Company Law)

4 、	Chairperson's Remarks : (To be omitted)

5 、	Status Report

(1) ASE 2016 Business Report (See Attachment 1)

(2) Report by Audit Committee on review of the 2016 Financial Statements. (See Attachment 2)

(3) Report of ASE's aggregate amount of endorsements, guarantees, and loans extended to others as of December 31, 2016.

(4) Report on the 2016 distribution of employees' compensation and remuneration to directors.

(5) Report on the BOD's implementation of the privately placed foreign convertible corporate bonds passed in the 2016 shareholders' general meeting.

(6) Report on the Company's unsecured corporate bonds issued domestically.

6、	Matters for Ratification

Case 1 (proposed by the Board of Directors)

Proposal:	Ratification of ASE's 2016 business report and final financial statements. Please ratify.

Explanation:	1、The Company's 2016 financial statements have been audited and certified by Deloitte & Touche. 2、Please ratify the 2016 Business Report (see Attachment 1) and Financial Statements (see Attachment 3).

Resolution:	Voting results: Ratify 5,941,239,858 shares (including exercised by way of electronic transmission 3,332,266,960 shares); Oppose 220,855 shares (including exercised by way of electronic transmission 220,855 shares); Abstain from voting 1,020,045,421 shares (including exercised by way of electronic transmission 1,017,880,453 shares). Resolved, that the above proposal be and hereby was approved as proposed.

Case 2 (proposed by the Board of Directors)

Proposal:	Please ratify ASE's 2016 proposal for earnings distribution.

Explanation:1.	The Board of Directors has drafted ASE's 2016 proposal for surplus distribution as shown in the table below in accordance with ASE's Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.

2016 earnings distribution proposal

Unit: NT$
Item	Amount
Earnings carried over from the previous year	25,756,319,964
Subtract: Retained earnings adjusted retroactively in accordance with IFRS.	281,357,000
Subtract: Retained earnings adjustments recognized under Equity Method.	5,884,153
Subtract: Actuarial losses allocated to retained earnings	402,184,136
Add: Current year gross profit	21,680,339,074
Subtract: Provision for 10% statutory surplus reserve	2,168,033,907
Current year earnings to be distributed	44,579,199,842
Items for distribution:
Dividends (Note 1)	11,415,197,564
Current year retained earnings	33,164,002,278

Chairman: Jason C.S.	Chang Manager: Richard H.P. Chang	Accountant Manager: Hong-Ming Kuo

Note 1:	A total of NT$11,415,197,564 is distributed as dividends, i.e. NT$1.4 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash distribution rates are calculated based on the number (8,153,712,546) of shares recorded in the Register of Shareholders as of March 28, 2017 after treasury stocks that were already bought back by ASE were subtracted. If at a later date ASE's ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by ASE for cash increase, or there is a buyback of ASE's stock, or transfer or cancellation of ASE's treasury stocks, such event affecting the cash distribution rate of the shareholders' bonus, and thus requiring adjustment of distribution of dividends, the management will request that the Shareholders' Meeting authorize the Chairman to handle the situation in his discretion and make adjustments accordingly.

Note 2:	In response to the introduction of an integrated income tax system, earnings of the most recent year will be distributed at this time.

2.	Basis date for dividend distribution: The board is authorized to set the date after it is passed at the Shareholder's Meeting.

Resolution:	Voting results: Ratify 5,970,263,208 shares (including exercised by way of electronic transmission 3,361,149,392 shares); Oppose 537,429 shares (including exercised by way of electronic transmission 537,429 shares); Abstain from voting 990,837,932 shares (including exercised by way of electronic transmission 988,681,447 shares). Resolved, that the above proposal be and hereby was approved as proposed.

7、	Matters for Discussion

Case 1 (proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Procedure for Regulations Governing the Acquisition or Disposal of Assets.

Explanation:

1. In response to the amendment of the Criteria for Handling Acquisition and Disposal of Assets by Public Companies released by the Financial Supervisory Commission on February 9, 2017, the Company's board of directors approved the amendment of part of the Company's Regulations Governing the Acquisition or Disposal of Assets by a resolution on March 30, 2017.

2. Your approval of the comparison of Revised Articles of the Regulations Governing the Acquisition or Disposal of Assets before and after revisions as shown in attachment 4 is requested.

Resolution:	Voting results: Ratify 5,965,592,570 shares (including exercised by way of electronic transmission 3,356,619,672 shares); Oppose 407,378 shares (including exercised by way of electronic transmission 266,460 shares); Abstain from voting 995,641,508 shares (including exercised by way of electronic transmission 993,482,136 shares). Resolved, that the above proposal be and hereby was approved as proposed.

8、	Other Proposals and Extempore Motions：None.

9、	Meeting Ends ：Wednesday, June 28, 2017 at 10:33 a.m.

Attachment 1

Advanced Semiconductor Engineering, Inc.

Business Report

The first half of 2016 remained weak as expected, with developed economies possessing inadequate momentum for recovery. As a result growth of emerging markets had slowed significantly. Fortunately the second half of the year showed positive signs and outlook appeared to be more positive. The semiconductor industry attained double-digit growth rate during the third quarter in large part because of consumption of its inventory. It looks set to have finally emerged from doldrums. According to statistics by Gartner1, sales for the semiconductor industry in 2016 were USD 339.7 billion, a growth of 1.5% over 2015. Gartner also projected global semiconductor sales in 2017 at USD 364.1 billion, a growth of 7.2% over 2016.

According to the report of the IEK ITIS Project, the IC packaging and testing industry in Taiwan produced output of NT$ 463.8 billion in 2016, a growth of about 5.1% from 2015. Output of the packaging industry amounted to NT$ 323.8 billion, a growth of 4.5% from 2015. Output of the testing industry amounted to NT$140.0 billion, a growth of 6.5% compared to 2015. The following is our report on the Company's operation for the past year:

"2016 Operating Results"

1.	Implementation of the 2016 business plan

ASE's consolidated revenue for 2016 totaled NT$ 274.9 billion, a decrease of about NT$8.4 billion, or a decline of about 3% from 2015. With respect to the company's semiconductor packaging and testing operations. Consolidated operating revenue for 2016 was NT$173.9 billion (including inter-division revenue of NT$14.4 billion). This was a increase of about NT$11.5 billion over that in 2015 (growth of about 7%). The main reasons for the increase are increasing trend of outsourcing of semiconductor packaging services and improvement in the company's productivity. Furthermore with respect to the Group's OEM services, consolidated revenue for 2016 was NT$163.1 billion (including inter-division revenue of NT$47.7 billion). This was a decline of about NT$33.6 billion, or 17.1%. Nevertheless, gross profit margin for electronics OEM services grew from 7.5% in 2015 to 9.8% in 2016.

2.	Budget Implementation

ASE did not release any financial forecast in 2016.

3.	Analysis of financial gains and losses and profitability

The company's 2016 consolidated financial statements show that its paid-up capital was NT$79.6 billion, while total owner's equity amounted to NT$157.4 billion, constituting 44% of total assets (NT$357.9 billion); Long-term funds to fixed assets was 169% while current ratio was 136.7%. As such the company's financial ratios for the current year were comparable to those for the previous year. Gross profit margin of the Group at 19.4% was better than that in 2015 (17.7%). Net operating profit was NT$26.7 billion, an increase of NT$1.8 billion in 2015, showing a growth of about 7.2%. Net profit attributed to the company's owner was NT$21.7 billion, an increase of NT$2.5 billion in the previous year, or a growth of about 13%. Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA) as shown in the consolidated financial statements rose about 4.3% over those in 2015. As such the company's profitability in 2016 was better than that in 2015.

4.	R&D Overview

With the proliferation of PC and mobile devices, system-on-chip has entered a phase of maturity in line with Moore's Law which has been the driving force for efficiency in global micro-electronics and semiconductor industries. As the effect of Internet-of-Things (IoT) becomes ubiquitous in algorithms, the industry chain has been sparing no effort in moving towards higher value systems. This has in turn highlighted the importance of system innovation and integration for heterogeneous chips. As a result strengthening of functional integration and 'micronization' technology are being developed in tandem in order to create smart, networked environment and devices that are more effective, thereby enabling users to enjoy smarter, more convenient lifestyle. Key technological platforms being built by the company on a sustained basis are as follows: Packaging/module of advance systems and packaging of flip-chip bumps/brazing wire and mid- to low-pin counts etc., with key products and technologies successfully developed in 2016 being classified as follows: (1) Flip-chip packaging: Verification of 10nm copper production technology process, flip-chip packaging applications for 14/16nm copper production process/ultra-low dielectric chip, double-side packaging glue protection technology; (2) Wire-bond assembly: Ball-grid array packaging for silver-alloy wires and composite flip-chip, applications for embedded PCB, copper/gold brazing wire for ultra-fine pitch and stubs technology, with verification of applications extended to 20/28nm technology. (3) wafer assembly: Advanced fan-out wafer-level packaging (FOWLP) aWLP-11 (InFO-like structure), introduction of new 2.5 through silicon via (TSV) and stacking products, packaging of micro-mechanical and electrical exposed die and balling, integrated packaging of passive components such as TSV glass base board/stacked brazing wires, fine pitch tin-silver/copper pillar electroplated wafer bumping and 15-micron TSV filling technology. (4) Advanced packaging and module: High-density SiP packaging 4G communication module, compartmental shielding technology, selective sectional packaging and gluing technology and double-sided sectional packaging and gluing technology.

"Overview of 2017 Business Plan"

1.	Operating policy

(1) Providing customers with "best-quality" services; (2) creating long-term and steady profits for the company and customers; (3) working together with partners for a promising future; (4) training employees to become outstanding professionals in their respective fields; (5) treating all employees "fairly and reasonably"; (6) providing employees with a "harmonious, pleasant, and open" workplace; and (7) remaining flexible wherever possible during operation.

2.	Projected sales volume and basis

In the light of current industry dynamics, future market demand and ASE's production capacity, the projected sales volume for 2017 is as follows:

Item	Projected Sales
Packaging	Approx. 18.5 billion
Testing	Approx. 2.3 billion

3.	Important production and sales policies

Looking back on 2016, the growth rate for the company's packaging and testing revenue is 3.9%, about 2 times that of the semiconductor industry. The main reasons for such growth are as follows: In addition to increasing trend of outsourcing packaging services and growth in the company's productivity, the company's R&D efforts in flip-chip packaging, wafer bumping and wafers are also important reasons for growth. We believe that they will experience high growth in 2017. At the same time the company will continue to expand into technologies such as FOWLP, copper pillar bps packaging and embedded PCB etc. while also expanding its production capacity for panel-level FOWLP such as to shift advanced packaging technology from wafer-level to panel-level. The trend for low and high efficiency as well as high level of integration is an unchanged principle. We believe that the market will continue to improve in 2017. As such the company will devote greater attention to overall profitability and invest more funds into technology R&D and improvements. Furthermore, system in package (SiP) remains to be a major issue deserving our attention. The company will continue to provide diversified options for SiP products, markets and customers. It is only through sustained R&D and innovation can the company obtains first-mover advantage in a competitive market.

Future Development Strategy

In the long term, the main driving forces for global semiconductor industry are population, lifestyle and new efficiency. Although Taiwan's GDP constitutes only 0.7% of global GDP, it has captured as much as 56.6% of total packaging and testing market and Taiwan's semiconductor industry makes up 22% of the global industry. It is therefore obvious that Taiwan's semiconductor industry has obtained the trust of global partners. The industry has also created new values as well as new business model. The company continues to focus on technological innovation, and increase its investments in R&D and capital expenses. It aims to create sufficient room for profit growth through enhancing innovation and overall economic scale in order for it to continue to grow. The greatest consideration for the company's merger with Siliconware Precision Industries was “innovation”. In addition, purposeful division of labor allows each of us to devote our efforts to our specialization, thus improving overall efficiency. The semiconductor industry is a globally-competitive industry. Therefore it is imperative to achieve virtuous cycle for the industry is to consolidate resources to increase efficiency as well as reduce cost before giving back the benefits to customers, while also reducing repetitive investments such that greater resources can be directed to development and innovative R&D, with customers receiving better technology and services as a result.

Impact of Competitive, Regulatory and Operating Environments

For 2017 the majority of research and forecasting institutions hold a cautious outlook. America's political direction after its presidential election will no doubt be a key factor for global economic growth. If the U.S. is able to successfully reinvigorate its domestic demand, other nations will surely also benefit as a result. In the case of China it is expected that its government will continue to implement overall adjustment and control policies. As a result China's economic structure should move towards set targets. However a trend of low growth looks inevitable. Apart from the above, the global economy looks to face uncertainties such as interest rate increase by the U.S., risk of debt default by emerging markets and emergence of trade protectionism etc. Changes in Taiwan's laws and regulations to improvement in labor conditions and emergence of greater awareness for environmental protection have caused the company to spend greater effort in achieving a balance between business performance and an enterprise with no social burden. The coming years appear to remain challenging. Despite this the company will continue to renew itself to keep up with the times.

Chairman: Jason C.S. Chang	President: Richard H.P. Chang	Accounting Manager: Hong-Ming Kuo

1. Source: Forecast Analysis: Electronics and Semiconductors, Worldwide, 4Q16 Update, Published: 13 January 2017, Analyst(s): Ganesh Ramamoorthy, Jon Erensen, Andrew Norwood, Adriana Blanco, Amy Teng, Ben Lee, Joseph Unsworth, Masatsune Yamaji

The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Attachment 2

Audit Committee Report

The Board of Directors has prepared and submitted the 2016 business report, financial statements, and earnings distribution proposal, of which the financial statements have been audited by Deloitte. These have been reviewed by the Audit Committee as correctly portraying ASE's business activities. In accordance with Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, this report is submitted for shareholder's examination.

Advanced Semiconductor Engineering, Inc.

Audit Committee convener : Shen-Fu You

March 30, 2017

Attachment 3

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2016 and for the Years Ended December 31, 2014, 2015 and 2016 and
Reports of Independent Registered Public
Accounting Firms

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,
	2015	December 31,
ASSETS	(Adjusted)	2016
	NT$	NT$	US$
CURRENT ASSETS
Cash and cash equivalents	$55,251,181	$38,392,524	$1,184,954
Financial assets at fair value through profit or loss -
current	3,833,701	3,069,812	94,747
Available-for-sale financial assets - current	30,344	266,696	8,231
Trade receivables, net	44,931,487	51,145,557	1,578,567
Other receivables	429,541	665,480	20,540
Current tax assets	168,717	471,752	14,560
Inventories	23,258,279	21,438,062	661,669
Inventories related to real estate business	25,713,538	24,187,515	746,528
Other financial assets - current	301,999	558,686	17,243
Other current assets	2,814,053	2,593,575	80,049

Total current assets	156,732,840	142,789,659	4,407,088

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current	924,362	1,028,338	31,739
Investments accounted for using the equity
method	37,122,244	49,832,993	1,538,055
Property, plant and equipment	149,997,075	143,880,241	4,440,748
Goodwill	10,506,519	10,558,878	325,891
Other intangible assets	1,382,093	1,560,989	48,179
Deferred tax assets	5,156,515	4,536,924	140,029
Other financial assets - non-current	345,672	1,320,381	40,753
Long-term prepayments for lease	2,556,156	2,237,033	69,044
Other non-current assets	263,416	205,740	6,350

Total non-current assets	208,254,052	215,161,517	6,640,788

TOTAL	$364,986,892	$357,951,176	$11,047,876

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,
	2015	December 31,
LIABILITIES AND EQUITY	(Adjusted)	2016
	NT$	NT$	US$
CURRENT LIABILITIES
Short-term borrowings	$32,635,321	$20,955,522	$646,775
Short-term bills payable	4,348,054	—	—
Financial liabilities at fair value through profit or
loss - current	3,005,726	1,763,660	54,434
Trade payables	34,138,564	35,803,984	1,105,061
Other payables	19,194,818	21,522,034	664,260
Current tax liabilities	6,746,022	6,846,350	211,307
Advance real estate receipts	2,703,706	60,550	1,869
Current portion of bonds payable	14,685,866	9,658,346	298,097
Current portion of long-term borrowings	2,057,465	6,567,565	202,703
Other current liabilities	3,180,767	3,791,563	117,024

Total current liabilities	122,696,309	106,969,574	3,301,530

NON-CURRENT LIABILITIES
Bonds payable	23,740,384	27,341,557	843,875
Long-term borrowings	42,493,668	46,547,998	1,436,667
Deferred tax liabilities	4,987,549	4,856,549	149,893
Net defined benefit liabilities	4,072,493	4,172,253	128,773
Other non-current liabilities	1,071,509	1,201,480	37,083

Total non-current liabilities	76,365,603	84,119,837	2,596,291

Total liabilities	199,061,912	191,089,411	5,897,821

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY
Share capital	79,185,660	79,568,040	2,455,804
Capital surplus	23,758,550	22,266,500	687,238
Retained earnings
Legal reserve	12,649,145	14,597,032	450,526
Special reserve	3,353,938	3,353,938	103,517
Unappropriated earnings	37,696,865	44,225,737	1,364,992
Total retained earnings	53,699,948	62,176,707	1,919,035
Other equity	5,080,790	(1,840,937)	(56,819)
Treasury shares	(7,292,513)	(7,292,513)	(225,078)

Equity attributable to owners of the Company	154,432,435	154,877,797	4,780,180

NON-CONTROLLING INTERESTS	11,492,545	11,983,968	369,875

Total equity	165,924,980	166,861,765	5,150,055

TOTAL	$364,986,892	$357,951,176	$11,047,876

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$
OPERATING REVENUES	$256,591,447	$283,302,536	$274,884,107	$8,484,077

OPERATING COSTS	203,002,918	233,167,308	221,689,888	6,842,280

GROSS PROFIT	53,588,529	50,135,228	53,194,219	1,641,797

OPERATING EXPENSES

Selling and marketing expenses	3,438,166	3,588,472	3,432,487	105,941
General and administrative expenses	10,214,810	10,724,568	11,662,082	359,941
Research and development expenses	10,289,684	10,937,566	11,391,147	351,578

Total operating expenses	23,942,660	25,250,606	26,485,716	817,460

OTHER OPERATING INCOME AND
EXPENSES, NET	228,615	(251,529)	(800,280)	(24,700)

PROFIT FROM OPERATIONS	29,874,484	24,633,093	25,908,223	799,637

NON-OPERATING INCOME AND
EXPENSES
Other income	529,251	815,778	589,236	18,186
Other gains and losses	607,299	1,748,795	2,276,544	70,264
Finance costs	(2,354,097)	(2,312,143)	(2,261,075)	(69,786)
Share of the profit or loss of
associates and joint ventures	(121,882)	126,265	1,512,213	46,673

Total non-operating income and
expenses	(1,339,429)	378,695	2,116,918	65,337

PROFIT BEFORE INCOME TAX	28,535,055	25,011,788	28,025,141	864,974

INCOME TAX EXPENSE	5,665,954	4,311,073	5,390,844	166,384

PROFIT FOR THE YEAR	22,869,101	20,700,715	22,634,297	698,590

OTHER COMPREHENSIVE INCOME
(LOSS)
Items that will not be reclassified
subsequently to profit or loss:
Remeasurement of defined benefit
obligation	(28,145)	(62,911)	(417,181)	(12,876)
Share of other comprehensive loss
of associates and joint ventures	(1,031)	(37,748)	(49,794)	(1,537)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

		For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
Income tax relating to items that will	NT$	NT$	NT$	US$

not be reclassified subsequently	$23,885)	$11,002)	$73,637)	$2,273)
	(5,291	(89,657	(393,338	(12,140
Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	5,405,008	(63,509)	(6,445,643)	(198,940)
Unrealized gain (loss) on available-
for-sale financial assets	(133,714)	10,451	(248,599)	(7,673)
Cash flow hedges	3,279	—	—	—
Share of other comprehensive
income (loss) of associates
and joint ventures	235,156	(4,832)	(871,679)	(26,904)
	5,509,729	(57,890)	(7,565,921)	(233,517)
Other comprehensive income (loss)
for the year, net of income tax	5,504,438	(147,547)	(7,959,259)	(245,657)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$28,373,539	$20,553,168	$14,675,038	$452,933

PROFIT FOR THE YEAR
ATTRIBUTABLE TO:
Owners of the Company	$22,228,602	$19,732,148	$21,361,606	$659,309
Non-controlling interests	640,499	968,567	1,272,691	39,281
	$22,869,101	$20,700,715	$22,634,297	$698,590
TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE
TO:
Owners of the Company	$27,394,362	$19,659,081	$13,994,159	$431,917
Non-controlling interests	979,177	894,087	680,879	21,015
	$28,373,539	$20,553,168	$14,675,038	$452,932
EARNINGS PER SHARE
Basic	$2.89	$2.58	$2.79	$0.09
Diluted	$2.79	$2.48	$2.33	$0.07

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$14.46	$12.89	$13.94	$0.43
Diluted	$13.93	$12.38	$11.67	$0.36

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Exchange Differences on Translating Foreign Operations	Unrealized Gain on Available-for-sale Financial Asset	Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,921,375	$8,720,971	$3,663,930	$25,190,778	$37,575,679	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$121,615,651	$4,128,361	$125,744,012
Change in capital surplus from investments in associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884	—	26,884
Net profit for the year ended December 31, 2014	—	—	—	—	—	22,228,602	22,228,602	—	—	—	—	—	22,228,602	640,499	22,869,101
Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	—	—	—	—	—	(4,434)	(4,434)	5,066,383	100,532	3,279	5,170,194	—	5,165,760	338,678	5,504,438
Total comprehensive income for the year ended December 31, 2014	—	—	—	—	—	22,224,168	22,224,168	5,066,383	100,532	3,279	5,170,194	—	27,394,362	979,177	28,373,539

Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—		—	—
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—		—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)
	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)
Issue of dividends received by subsidiaries from the Company	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790	—	188,790
Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	—	—	6,876,866	—	—	—	—	—	—	—	—	—	6,876,866	3,067,712	9,944,578

Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	—	—	—	—	—	—	—	—	—	1,534,986	120,376	1,655,362
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(85,766)	(85,766)
BALANCE AT DECEMBER 31, 2014	7,861,725	78,715,179	16,013,980	10,289,878	3,353,938	36,000,026	49,643,842	4,540,862	526,778	—	5,067,640	(1,959,107)	147,481,534	8,209,860	155,691,394
Equity component of convertible bonds issued by the Company	—	—	214,022	—	—	—	—	—	—	—	—	—	214,022	—	214,022
Change in capital surplus from investments in associates and joint ventures accounted for using the equity method	—	—	150	—	—	—	—	—	—	—	—	—	150	—	150
Net profit for the year ended December 31,2015 (Adjusted)	—	—	—	—	—	19,732,148	19,732,148	—	—	—	—	—	19,732,148	968,567	20,700,715
Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	—	—	—	—	—	(86,217)	(86,217)	(48,191)	61,341	—	13,150	—	(73,067)	(74,480)	(147,547)

Total comprehensive income (loss) for the year ended December 31, 2015	—	—	—	—	—	19,645,931	19,645,931	(48,191)	61,341	—	13,150	—	19,659,081	894,087	20,553,168

Appropriation of 2014 earnings
Legal reserve	—	—	—	2,359,267	—	(2,359,267)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(15,589,825)	(15,589,825)	—	—	—	—	—	(15,589,825)	—	(15,589,825)
	—	—	—	2,359,267	—	(17,949,092)	(15,589,825)	—	—	—	—	—	(15,589,825)	—	(15,589,825)

Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—	—	(5,333,406)	(5,333,406)	—	(5,333,406)
Issue of dividends received by subsidiaries from the Company	—	—	292,351	—	—	—	—	—	—	—	—	—	292,351	—	292,351

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	—	—	7,197,510	—	—	—	—	—	—	—	—	—	7,197,510	1,712,836	8,910,346

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Exchange Differences on Translating Foreign Operations	Unrealized Gain on Available-for-sale Financial Asset	Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

Changes in percentage of ownership interest in subsidiaries	—	$—	$(563,815)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(563,815)	$563,815	$—
Issue of ordinary shares under employee share options	48,703	470,481	604,352	—	—	—	—	—	—	—	—	—	1,074,833	—	1,074,833
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(232,148)	(232,148)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	344,095	344,095
ADJUSTED BALANCE AT DECEMBER 31, 2015	7,910,428	79,185,660	23,758,550	12,649,145	3,353,938	37,696,865	53,699,948	4,492,671	588,119	—	5,080,790	(7,292,513)	154,432,435	11,492,545	165,924,980
Change in capital surplus from investments in associates and joint ventures accounted for using the equity method	—	—	51,959	—	—	—	—	—	43,536	—	43,536	—	95,495	—	95,495
Net profit for the year ended December 31, 2016	—	—	—	—	—	21,361,606	21,361,606	—	—	—	—	—	21,361,606	1,272,691	22,634,297
Other comprehensive income (loss) for the year ended December 31, 2016, net of income tax	—	—	—	—	—	(402,184)	(402,184)	(6,136,294)	(828,969)	—	(6,965,263)	—	(7,367,447)	(591,812)	(7,959,259)
Total comprehensive income (loss) for the year ended December 31, 2016	—	—	—	—	—	20,959,422	20,959,422	(6,136,294)	(828,969)	—	(6,965,263)	—	13,994,159	680,879	14,675,038
Appropriation of 2015 earnings
Legal reserve	—	—	—	1,947,887	—	(1,947,887)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(12,476,779)	(12,476,779)	—	—	—	—	—	(12,476,779)	—	(12,476,779)
	—	—	—	1,947,887	—	(14,424,666)	(12,476,779)	—	—	—	—	—	(12,476,779)	—	(12,476,779)
Issue of dividends received by subsidiaries from the Company	—	—	233,013	—	—	—	—	—	—	—	—	—	233,013	—	233,013
Actual disposal or acquisition of interest in subsidiaries	—	—	(20,552)	—	—	(5,884)	(5,884)	—	—	—	—	—	(26,436)	26,436	—
Changes in percentage of ownership interest in subsidiaries	—	—	(1,912,887)	—	—	—	—	—	—	—	—	—	(1,912,887)	(912,866)	(2,825,773)
Issue of ordinary shares under employee share options	35,756	382,380	600,737	—	—	—	—	—	—	—	—	—	983,117	—	983,117
Non-controlling interest arising from acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	7,021	7,021
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(237,850)	(237,850)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	(444,320)	—	—	—	—	—	—	—	—	—	(444,320)	927,823	483,503
BALANCE AT DECEMBER 31, 2016	7,946,184	$79,568,040	$22,266,500	$14,597,032	$3,353,938	$44,225,737	$(62,176,707)	$(1,643,623)	$(197,314)	$—	$(1,840,937)	$(7,292,513)	$154,877,797	$11,983,968	$166,861,765
US DOLLARS
BALANCE AT DECEMBER 31, 2016	7,946,184	$2,455,804	$687,238	$450,526	$103,517	$1,364,992	$(1,919,035)	$(50,729)	$(6,090)	$—	$(56,819)	$(225,078)	$4,780,180	$369,875	$5,150,055

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$28,535,055	$25,011,788	$28,025,141	$864,974
Adjustments for:
Depreciation expense	25,805,042	28,938,770	28,961,614	893,877
Amortization expense	545,734	579,894	460,690	14,219
Net gains on fair value change of
financial assets and liabilities at fair
value through profit or loss	(1,838,840)	(2,472,835)	(447,559)	(13,814)
Interest expense	2,324,426	2,268,786	2,261,075	69,786
Interest income	(243,474)	(242,084)	(230,067)	(7,101)
Dividend income	(101,252)	(396,973)	(26,411)	(815)
Compensation cost of employee share
options	110,157	133,496	470,788	14,530
Share of loss (profit) of associates and
joint ventures	121,882	(126,265)	(1,512,213)	(46,673)
Impairment loss recognized on
financial assets	28,421	8,232	91,886	2,836
Reversal of impairment loss on
financial assets	—	—	(28,022)	(865)
Impairment loss recognized on non-
financial assets	899,480	610,140	1,340,011	41,359
Reversal of compensation cost for
the settlement of legal claims	(91,305)	—	—	—
Net loss (gain) on foreign currency	1,404,234	1,358,777	(407,160)	(12,567)
Others	404,443	1,411,599	1,031,422	31,834
Changes in operating assets and
liabilities
Financial assets held for trading	823,313	4,162,522	1,052,111	32,473
Trade receivables	(9,703,070)	7,982,736	(6,184,873)	(190,891)
Other receivables	(8,625)	55,112	(211,755)	(6,536)
Inventories	(8,208,824)	(5,128,726)	3,156,759	97,431
Other current assets	102,353	407,017	(24,517)	(757)
Financial liabilities held for trading	(835,779)	(1,725,606)	(2,952,116)	(91,115)
Trade payables	6,422,305	(1,272,717)	1,665,420	51,402
Other payables	3,045,452	(814,809)	1,380,205	42,599
Advance real estate receipts	—	2,223,381	(2,643,156)	(81,579)
Other current liabilities	703,764	321,931	295,557	9,122
Other operating activities items	(187,727)	(247,024)	(407,143)	(12,566)
	50,057,165	63,047,142	55,117,687	1,701,163
Interest received	233,457	253,289	228,509	7,053
Dividend received	101,252	499,918	4,043,644	124,804
Interest paid	(2,065,244)	(2,067,955)	(2,043,870)	(63,082)
Income tax paid	(2,463,153)	(4,184,089)	(5,238,103)	(161,670)
Net cash generated from operating
activities	45,863,477	57,548,305	52,107,867	1,608,268
CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated
as at fair value through profit or loss	(108,958,658)	(100,842,813)	(64,853,336)	(2,001,646)
Proceeds on sale of financial assets
designated as at fair value through
profit or loss	109,825,159	102,139,161	66,472,870	2,051,632
Purchase of available-for-sale financial
assets	(3,565,428)	(1,273,510)	(1,590,928)	(49,103)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$
Proceeds on sale of available-for-sale
financial assets	$4,388,130	$2,761,145	$867,336	$26,770
Cash received from return of capital by
available-for-sale financial assets	20,411	44,511	28,927	893
Acquisition of associates and joint
ventures	(100,000)	(35,673,097)	(16,041,463)	(495,106)
Net cash outflow on acquisition of
subsidiaries	—	—	(73,437)	(2,267)
Payments for property, plant and
equipment	(39,598,964)	(30,280,124)	(26,714,163)	(824,511)
Proceeds from disposal of property,
plant and equipment	421,207	243,031	670,200	20,685
Payments for intangible assets	(396,466)	(491,135)	(513,893)	(15,861)
Proceeds from disposal of intangible assets	—	—	25,646	792
Decrease (increase) in other financial assets	(372,569)	358,266	(1,231,186)	(38,000)
Increase in other non-current assets	(480,711)	(336,864)	(206,031)	(6,359)

Net cash used in investing activities	(38,817,889)	(63,351,429)	(43,159,458)	(1,332,081)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net repayment of short-term borrowings	(3,442,162)	(8,532,792)	(10,640,229)	(328,402)
Net proceeds from (repayment of)
short-term bills payable	—	4,348,054	(4,348,054)	(134,199)
Proceeds from issue of bonds	8,888,562	6,136,425	9,000,000	277,778
Repayment of bonds payable	(729,790)	—	(10,365,135)	(319,912)
Proceeds from long-term borrowings	32,030,868	39,887,570	62,282,917	1,922,312
Repayment of long-term borrowings	(40,978,403)	(22,926,660)	(52,924,902)	(1,633,485)
Dividends paid	(9,967,215)	(15,297,474)	(12,243,766)	(377,894)
Proceeds from exercise of employee
share options	1,498,343	1,285,102	995,832	30,736
Payments for acquisition of treasury
shares	—	(5,333,406)	—	—
Proceeds from partial disposal of
interests in subsidiaries	9,991,439	8,910,346	—	—
Decrease in non-controlling interests	(85,766)	(232,148)	(3,063,623)	(94,556)
Other financing activities items	(2,879)	391,322	219,940	6,788

Net cash generated from (used in)
financing activities	(2,797,003)	8,636,339	(21,087,020)	(650,834)

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS
HELD IN FOREIGN CURRENCY	2,419,454	723,556	(4,720,046)	(145,682)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	6,668,039	3,556,771	(16,858,657)	(520,329)

CASH AND CASH EQUIVALENTS AT
THE BEGINNING OF THE YEAR	45,026,371	51,694,410	55,251,181	1,705,283

CASH AND CASH EQUIVALENTS AT
THE END OF THE YEAR	$51,694,410	$55,251,181	$38,392,524	$1,184,954

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Financial Statements for the
Years Ended December 31, 2016 and 2015 and
Independent Auditors’ Report

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2016		December 31, 2015 (Adjusted)
ASSETS	NT$	%	NT$	%

CURRENT ASSETS
Cash	$3,159,351	1	$8,533,346	3
Financial assets at fair value through profit or loss - current	600,946	—	1,503,196	1
Trade receivables, net	17,825,948	6	14,030,441	5
Trade receivables from related parties	1,760,150	1	2,281,805	1
Other receivables	1,445,567	—	1,367,621	—
Other receivables from related parties	61,419	—	161,080	—
Inventories	4,666,009	2	3,769,108	1
Other current assets	416,799	—	485,422	—

Total current assets	29,936,189	10	32,132,019	11

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current	285,359	—	473,107	—
Investments accounted for using the equity method	201,327,705	64	189,712,813	62
Property, plant and equipment	78,375,027	25	80,375,695	26
Goodwill	958,620	—	958,620	1
Other intangible assets	1,020,259	1	655,689	—
Deferred tax assets	812,546	—	906,821	—
Other financial assets - non-current	222,074	—	209,817	—
Long-term prepayments for lease	13,155	—	80,887	—
Other non-current assets	83,983	—	156,113	—

Total non-current assets	283,098,728	90	273,529,562	89

TOTAL	$313,034,917	100	$305,661,581	100

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2016		December 31, 2015 (Adjusted)
LIABILITIES AND EQUITY	NT$	%	NT$	%

CURRENT LIABILITIES
Short-term borrowings	$4,192,500	1	$11,231,973	4
Short-term bills payable	—	—	4,348,054	1
Financial liabilities at fair value through profit or loss - current	1,550,677	—	2,669,605	1
Trade payables	7,994,777	3	6,801,383	2
Trade payables to related parties	1,027,410	—	910,211	1
Other payables	11,045,976	4	10,565,591	3
Other payables to related parties	46,303,141	15	40,191,954	13
Current tax liabilities	1,582,327	1	1,685,349	1
Current portion of bonds payable	—	—	12,162,192	4
Current portion of long-term borrowings	5,285,722	2	—	—
Other current liabilities	699,394	—	738,805	—

Total current liabilities	79,681,924	26	91,305,117	30

NON-CURRENT LIABILITIES
Bonds payable	27,341,557	9	13,938,894	5
Long-term borrowings	41,896,587	13	37,424,607	12
Deferred tax liabilities	3,740,806	1	3,774,152	1
Long-term payables to related parties	40,313	—	—	—
Net defined benefit liabilities	2,516,119	1	2,287,072	1
Other non-current liabilities	462,405	—	297,092	—

Total non-current liabilities	75,997,787	24	57,721,817	19

Total liabilities	155,679,711	50	149,026,934	49

EQUITY
Share capital
Ordinary shares	79,364,735	25	79,029,290	26
Shares subscribed in advance	203,305	—	156,370	—
Total share capital	79,568,040	25	79,185,660	26
Capital surplus	22,265,049	7	23,757,099	8
Retained earnings
Legal reserve	14,597,032	5	12,649,145	4
Special reserve	3,353,938	1	3,353,938	—
Unappropriated earnings	46,747,234	15	39,899,629	13
Total retained earnings	64,698,204	21	55,902,712	17
Other equity	(1,883,574)	(1)	5,081,689	2
Treasury shares	(7,292,513)	(2)	(7,292,513)	(2)

Total equity	157,355,206	50	156,634,647	51

TOTAL	$313,034,917	100	$305,661,581	100

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2016		2015 (Adjusted)
	NTS	%	NTS	%

OPERATING REVENUES	$99,190,777	100	$94,206,807	100

OPERATING COSTS	75,049,226	76	69,059,001	73

GROSS PROFIT	24,141,551	24	25,147,806	27

OPERATING EXPENSES
Selling and marketing expenses	1,154,570	1	1,100,826	1
General and administrative expenses	5,269,698	5	4,788,073	5
Research and development expenses	5,645,973	6	5,366,121	6

Total operating expenses	12,070,241	12	11,255,020	12

PROFIT FROM OPERATIONS	12,071,310	12	13,892,786	15

NON-OPERATING INCOME AND EXPENSES
Other income	96,649	—	451,354	—
Other gains, net	943,785	1	722,437	1
Finance costs	(1,676,157)	(2)	(1,166,632)	(1)
Share of the profit of subsidiaries, associates and joint ventures	12,305,543	12	8,252,050	9

Total non-operating income and expenses	11,669,820	11	8,259,209	9

PROFIT BEFORE INCOME TAX	23,741,130	23	22,151,995	24

INCOME TAX EXPENSE	2,060,791	2	2,954,479	3

NET PROFIT FOR THE YEAR	21,680,339	21	19,197,516	21

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(364,628)	—	39,710	—
Share of other comprehensive loss of subsidiaries, associates and joint ventures accounted for using the equity method	(99,543)	—	(119,176)	—
Income tax relating to items that will not be reclassified subsequently to profit or loss	61,987	—	(6,751)	—
	(402,184)	—	(86,217)	—

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2016		2015 (Adjusted)
	NTS	%	NTS	%
Items that may be reclassified subsequently to profit or loss:
Unrealized loss on available-for-sale financial assets	$(63,777)	—	$(36,166)	—
Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using the equity method	(6,901,486)	(7)	49,316	—
	(6,965,263)	(7)	13,150	—

Other comprehensive loss for the year, net of income tax	(7,367,447)	(7)	(73,067)	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$14,312,892	14	$19,124,449	21

EARNINGS PER SHARE
Basic	$2.83		$2.51
Diluted	$2.37		$2.41

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

								Other Equity
	Share Capital			Retained Earnings
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total	Treasury Shares	Total
BALANCE AT JANUARY 1, 2015	7,861,725	78,715,179	16,013,058	10,289,878	3,353,938	38,737,422	52,381,238	4,541,761	526,778	5,068,539	(1,959,107)	150,218,907
Equity component of convertible bonds issued by the Company	—	—	214,022	—	—	—	—	—	—	—	—	214,022
Change in capital surplus from investments in subsidiaries, associates and joint ventures accounted for using the equity method	—	—	150	—	—	—	—	—	—	—	—	150
Net profit for the year ended December 31, 2015 (After adjusted)	—	—	—	—	—	19,197,516	19,197,516	—	—	—	—	19,197,516
Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	—	—	—	—	—	(86,217)	(86,217)	(48,191)	61,341	13,150	—	(73,067)
Total comprehensive income (loss) for the year ended December 31, 2015	—	—	—	—	—	19,111,299	19,111,299	(48,191)	61,341	13,150	—	19,124,449
Appropriation of 2014 earnings
Legal reserve	—	—	—	2,359,267	—	(2,359,267)	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(15,589,825)	(15,589,825)	—	—	—	—	(15,589,825)
	—	—	—	2,359,267	—	(17,949,092)	(15,589,825)	—	—	—	—	(15,589,825)
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—	(5,333,406)	(5,333,406)
Issue of dividends received by subsidiaries from the Company	—	—	292,351	—	—	—	—	—	—	—	—	292,351
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries	—	—	7,197,510	—	—	—	—	—	—	—	—	7,197,510
Changes in the percentage of ownership interest in subsidiary	—	—	(564,344)	—	—	—	—	—	—	—	—	(564,344)
Issue of ordinary shares under employee share options	48,703	470,481	604,352	—	—	—	—	—	—	—	—	1,074,833
ADJUSTED BALANCE AT DECEMBER 31, 2015	7,910,428	79,185,660	23,757,099	12,649,145	3,353,938	39,899,629	55,902,712	4,493,570	588,119	5,081,689	(7,292,513)	156,634,647
Change in capital surplus from investments in subsidiaries, associates and joint ventures accounted for using the equity method	—	—	51,959	—	—	—	—	—	—	—	—	51,959
Net profit for the year ended December 31, 2016	—	—	—	—	—	21,680,339	21,680,339	—	—	—	—	21,680,339
Other comprehensive loss for the year ended December 31, 2016, net of income tax	—	—	—	—	—	(402,184)	(402,184)	(6,136,294)	(828,969)	(6,965,263)	—	(7,367,447)
Total comprehensive income (loss) for the year ended December 31, 2016	—	—	—	—	—	21,278,155	21,278,155	(6,136,294)	(828,969)	(6,965,263)	—	14,312,892
Appropriation of 2015 earnings
Legal reserve	—	—	—	1,947,887	—	(1,947,887)	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(12,476,779)	(12,476,779)	—	—	—	—	(12,476,779)
	—	—	—	1,947,887	—	(14,424,666)	(12,476,779)	—	—	—	—	(12,476,779)
Issue of dividends received by subsidiaries from the Company	—	—	233,013	—	—	—	—	—	—	—	—	233,013
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries	—	—	(20,552)	—	—	(5,884)	(5,884)	—	—	—	—	(26,436)
Changes in percentage of ownership interest in subsidiaries	—	—	(1,912,887)	—	—	—	—	—	—	—	—	(1,912,887)
Issue of ordinary shares under employee share options	35,756	382,380	600,737	—	—	—	—	—	—	—	—	983,117
Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	(444,320)	—	—	—	—	—	—	—	—	(444,320)
BALANCE AT DECEMBER 31, 2016	7,946,184	79,568,040	22,265,049	14,597,032	3,353,938	46,747,234	64,698,204	(1,642,724)	(240,850)	(1,883,574)	(7,292,513)	157,355,206

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2016	2015 (Adjusted)
	NT$	NT$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$23,741,130	$22,151,995
Adjustments for:
Depreciation expense	15,238,017	14,630,862
Amortization expense	193,110	139,065
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(415,956)	(2,089,130)
Finance costs	1,676,157	1,166,632
Compensation cost of employee share options	209,106	89,768
Share of profit of subsidiaries, associates and joint ventures	(12,305,543)	(8,252,050)
Impairment loss recognized on financial assets	90,000	—
Impairment loss recognized on non-financial assets	1,131,267	374,201
Others	(415,069)	984,117
Changes in operating assets and liabilities
Financial assets held for trading	2,025,990	3,407,552
Trade receivables	(3,795,485)	2,443,202
Trade receivables from related parties	521,655	2,800,618
Other receivables	(55,464)	14,924
Other receivables from related parties	2,748	(27,049)
Inventories	(1,137,565)	279,328
Other current assets	(35,877)	(47,362)
Financial liabilities held for trading	(1,862,453)	(1,047,740)
Trade payables	1,193,394	(164,380)
Trade payables to related parties	117,199	(313,539)
Other payables	615,344	(1,239,689)
Other payables to related parties	275,018	9,176
Other current liabilities	(13,125)	44,553
Net defined benefit liabilities	(135,581)	(88,872)
	26,858,017	35,266,182
Dividend received	6,644,388	456,044
Interest paid	(1,105,450)	(709,474)
Income tax paid	(2,040,897)	(1,903,810)

Net cash generated from operating activities	30,356,058	33,108,942

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(11,910,813)	(22,059,285)
Proceeds on sale of financial assets designated as at fair value through profit or loss	11,946,554	22,404,777
Purchase of available-for-sale financial assets	—	(1,322)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2016	2015 (Adjusted)
	NT$	NT$

Proceeds on sale of available-for-sale financial assets	$33,971	$433,165
Acquisition of equity method investments	(15,816,463)	(35,673,097)
Proceeds on sale of equity method investments	792,064	—
Payments for property, plant and equipment	(14,945,941)	(18,106,610)
Proceeds from disposal of property, plant and equipment	893,304	114,976
Payments for intangible assets	(396,430)	(308,562)
Other investing activities	(649)	(18,842)

Net cash used in investing activities	(29,404,403)	(53,214,800)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayment of short-term borrowings	(7,039,473)	(404,268)
Proceeds from (repayment of) short-term bills payable	(4,348,054)	4,347,406
Proceeds from issue of bonds	9,000,000	6,136,425
Repayment of bonds payable	(8,000,000)	—
Proceeds from long-term borrowings	60,267,196	36,638,397
Repayment of long-term borrowings	(50,154,795)	(19,237,092)
Increase in other payables to related parties	5,583,400	9,431,152
Dividends paid	(12,476,779)	(15,589,825)
Proceeds from exercise of employee share options	747,161	1,003,789
Payments for acquisition of treasury shares	—	(5,333,406)
Other financing activities items	95,694	392,109

Net cash generated from (used in) financing activities	(6,325,650)	17,384,687

NET DECREASE IN CASH	(5,373,995)	(2,721,171)

CASH, AT THE BEGINNING OF THE YEAR	8,533,346	11,254,517

CASH, AT THE END OF THE YEAR	$3,159,351	$8,533,346

(Concluded)

Attachment 4

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for the Acquisition or Disposal of Assets

BEFORE Amendment	AFTER Amendment

Article 8: Procedure for Acquisition or Disposal of Real Property or Equipment

1.        Operating procedures

(1)    Acquisition or disposal of real property or equipment by the Company shall follow the fixed assets cycle under the Company's internal control system.

(2)     Degree and levels of authority delegated

a.  Acquisition or disposal of real property or equipment shall be submitted for approval according to the Company's internal levels of authority.

b.  The aforementioned levels of authority of the Company shall be submitted to the board of directors. In order to meet business needs or specific deadlines, contracts for an amount up to 1% of the Company's net worth as indicated in the latest financial statements may be entered into with the approval of the chairman and subsequently submitted to be ratified by the next board meeting.

c.   Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.

(3)     Unit responsible for implementation

The unit responsible for acquisition or disposal of real property and equipment at the Company is the user department and related authorized units.

2.        Appraisal procedure :

(1)     For acquisition or disposal of real property

Article 8: Procedure for Acquisition or Disposal of Real Property or Equipment

1.       Operating procedures

(1)    Acquisition or disposal of real property or equipment by the Company shall follow the fixed assets cycle under the Company's internal control system.

(2)     Degree and levels of authority delegated

a.  Acquisition or disposal of real property or equipment shall be submitted for approval according to the Company's internal levels of authority.

b. The aforementioned levels of authority of the Company shall be submitted to the board of directors. In order to meet business needs or specific deadlines, contracts for an amount up to 1% of the Company's net worth as indicated in the latest financial statements may be entered into with the approval of the Chairman and subsequently submitted to be ratified by the next board meeting.

c.  Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.

(3)    Unit responsible for implementation

The unit responsible for acquisition or disposal of real property and equipment at the Company is the user department and related authorized units.

2.         Appraisal procedure:

(1)       For acquisition or disposal of real

BEFORE Amendment	AFTER Amendment

         and equipment at the Company, the unit responsible for implementation shall draft a capital expenditure plan in advance and perform a feasibility analysis on the purpose and expected benefits of the acquisition or disposal.

(2)     Means of price determination and supporting reference materials :

a.  Acquisition or disposal of real property shall be based on published value, appraised value, actual sale prices of neighboring properties, final terms and prices.

b.  Acquisition or disposal of equipment shall be based on negotiation or tender.

3.       The Company, when acquiring or disposing of real property or equipment, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser insofar as such real property or equipment meets prescribed standards.

In acquiring or disposing of real property or equipment where the transaction amount reaches 20 percent of the company's paid-in capital or NT$300 million or more, the company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of equipment for business use, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser and shall further comply with the following provisions:

(1)    Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction property and equipment at the Company, the unit responsible for implementation shall draft a capital expenditure plan in advance and perform a feasibility analysis on the purpose and expected benefits of the acquisition or disposal.

(2)     Means of price determination and supporting reference materials:

a. Acquisition or disposal of real property shall be based on published value, appraised value, actual sale prices of neighboring properties, final terms and prices.

b. Acquisition or disposal of equipment shall be based on negotiation or tender.

3.        The Company, when acquiring or disposing of real property or equipment, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser insofar as such real property or equipment meets prescribed standards.

In acquiring or disposing of real property or equipment where the transaction amount reaches 20 percent of the company's paid-in capital or NT$300 million or more, the company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of equipment for business use, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser and shall further comply with the following provisions:

(1)   Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction

BEFORE Amendment	AFTER Amendment

         shall be submitted for approval in advance by the board of directors, and the same procedure shall be followed for any future changes to the terms and conditions of the transaction.

(2)    Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.

(3)    Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

a.  The discrepancy between the appraisal result and the transaction amount is 20 percent or more of the transaction amount.

b.  The discrepancy between the appraisal results of two or more professional appraisers is 10 percent or more of the transaction amount.

(4)    No more than 3 months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date; provided that shall be submitted for approval in advance by the board of directors, and the same procedure shall be followed for any future changes to the terms and conditions of the transaction.

(2)   Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.

(3)   Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

a. The discrepancy between the appraisal result and the transaction amount is 20 percent or more of the transaction amount.

b. The discrepancy between the appraisal results of two or more professional appraisers is 10 percent or more of the transaction amount.

(4)    No more than 3 months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date; provided that

BEFORE Amendment	AFTER Amendment
where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.	where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.

Article 9: Procedure for Acquisition or Disposal of Memberships or Intangible Assets

1.          Appraisal and operating procedures

(1)    Acquisition or disposal of memberships or intangible assets by the Company shall follow the investment cycle under the Company's internal control system.

(2)     Terms and price of transaction, degree and levels of authority delegated

a.  Acquisition or disposal of memberships shall be based on fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.

b. Acquisition or disposal of intangible assets shall be based on expert opinions or fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.

(3)     Unit responsible for implementation

When acquiring or disposing of a membership or intangible asset, the Company shall follow the decisions approved by the levels of authority referred to in the preceding paragraph, and assign the user department or the procurement department to execute the decisions.

2.        When acquiring or disposing of memberships

Article 9: Procedure for Acquisition or Disposal of Memberships or Intangible Assets

1.       Appraisal and operating procedures

(1)   Acquisition or disposal of memberships or intangible assets by the Company shall follow the investment cycle under the Company's internal control system.

(2)    Terms and price of transaction, degree and levels of authority delegated

a. Acquisition or disposal of memberships shall be based on fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.

b. Acquisition or disposal of intangible assets shall be based on expert opinions or fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.

(3)    Unit responsible for implementation

When acquiring or disposing of a membership or intangible asset, the Company shall follow the decisions approved by the levels of authority referred to in the preceding paragraph, and assign the user department or the procurement department to execute the decisions.

2.         When acquiring or disposing of memberships

BEFORE Amendment	AFTER Amendment

           or intangible assets above certain amounts, the Company shall engage a certified public accountant to render an opinion on the reasonableness of the transaction price.

           If the dollar amount of memberships or intangible assets to be acquired or disposed of by the Company is 20% or more of the Company's paid-in capital or NT$300 million or more, except in transactions with a government agency, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC.

           or intangible assets above certain amounts, the Company shall engage a certified public accountant to render an opinion on the reasonableness of the transaction price.

            If the dollar amount of memberships or intangible assets to be acquired or disposed of by the Company is 20% or more of the Company's paid-in capital or NT$300 million or more, except in transactions with a government agency, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC.

Article 13: Operating Procedures for Related Party Transactions

When the Company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20% or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more, except in trading of government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed to enter into a transaction contract or make a payment until the following matters have been approved by the board of directors and recognized by the supervisors:

1.       The purpose, necessity and anticipated benefit of the acquisition or disposal of assets.

2.       The reason for choosing the specific related

Article 13: Operating Procedures for Related Party Transactions

When the Company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20% or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more, except in trading of government bonds or bonds under repurchase and resale agreements, or subscription or repurchase of domestic money market funds issued by securities investment trust enterprises, the Company may not proceed to enter into a transaction contract or make a payment until the following matters have been approved by the board of directors and recognized by the supervisors:

1.       The purpose, necessity, and anticipated benefit of the acquisition or disposal of assets.

2.       The reason for choosing the specific related party

BEFORE Amendment	AFTER Amendment

           party as the trading counterparty.

3.       With respect to the acquisition of real property from a related party, information regarding appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 and Article 15.

4.       The date and price at which the related party originally acquired the real property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.

5.       Monthly cash flow forecasts for the year commencing from the anticipated month of signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.

6.        An appraisal report from a professional appraiser or a CPA's opinion obtained in compliance with the preceding article.

7.        Restrictive covenants and other important stipulations associated with the transaction.

The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the board of directors and recognized by the supervisors need not be counted toward the transaction amount.

With respect to the acquisition or disposal of equipment for business use between the Company and its parent or subsidiaries, if the transaction amount does not exceed 1% of the Company's net worth as indicated in the latest financial statements, the Chairman of the Board shall be delegated the authority to decide such matters and the decisions shall be subsequently submitted to and ratified by the next Board of Directors meeting.

If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is as the trading counterparty.

3.      With respect to the acquisition of real property from a related party, information regarding appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 and Article 15.

4.      The date and price at which the related party originally acquired the real property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.

5.       Monthly cash flow forecasts for the year commencing from the anticipated month of signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.

6.       An appraisal report from a professional appraiser or a CPA's opinion obtained in compliance with the preceding article.

7.      Restrictive covenants and other important stipulations associated with the transaction.

The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the board of directors and recognized by the supervisors need not be counted toward the transaction amount.

With respect to the acquisition or disposal of equipment for business use between the Company and its parent or subsidiaries, if the transaction amount does not exceed 1% of the Company's net worth as indicated in the latest financial statements, the Chairman of the Board shall be delegated the authority to decide such matters and the decisions shall be subsequently submitted to and ratified by the next Board of Directors meeting.

If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is

BEFORE Amendment	AFTER Amendment

submitted for discussion by the Board of Directors in accordance with the provisions of Paragraph 1 and Paragraph 3, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the matters for which paragraph 1 requires recognition by the supervisors shall first be approved by more than half of all audit committee members and then submitted to the board of directors for resolution.

If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the board of directors meeting.

The terms "all audit committee members" in Paragraph 5 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

submitted for discussion by the Board of Directors in accordance with the provisions of Paragraph 1 and Paragraph 3, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the matters for which paragraph 1 requires recognition by the supervisors shall first be approved by more than half of all audit committee members and then submitted to the board of directors for resolution.

If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the board of directors meeting.

The terms "all audit committee members" in Paragraph 5 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 26: Appraisal and operating procedures

When participating in a merger, demerger, acquisition or transfer of shares, it is advisable for the Company to engage an attorney, a certified public accountant and an underwriter to jointly develop an estimated schedule for the procedures prescribed by law, and a task force shall be organized to implement the actions in accordance with these procedures. Furthermore, prior to convening the Board of Directors meeting to resolve the matter, the Company shall engage a certified public accountant, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders, and submit it to the Board of Directors for deliberation and passage.

Article 26: Appraisal and operating procedures

When participating in a merger, demerger, acquisition or transfer of shares, it is advisable for the Company to engage an attorney, a certified public accountant and an underwriter to jointly develop an estimated schedule for the procedures prescribed by law, and a task force shall be organized to implement the actions in accordance with these procedures. Furthermore, prior to convening the Board of Directors meeting to resolve the matter, the Company shall engage a certified public accountant, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders, and submit it to the Board of Directors for deliberation and passage. The requirement for an opinion of the

BEFORE Amendment	AFTER Amendment

aforesaid experts is waived if the Company merges with a subsidiary in which it holds 100 percent of its shares or total capital whether directly or indirectly, or if a merger takes place between subsidiaries in which the Company holds 100 percent of their shares or total capital, whether directly or indirectly.

Article 31: Public Announcement and Regulatory Filing Procedures

1.        Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days commencing immediately from the date of occurrence of the event:

(1)    Acquisition or disposal of real estate from or to a related party, or acquisition or disposal of assets other than real estate from or to a related party where the transaction amount reaches 20% of the Company's paid-in capital, 10% of the Company's total assets, or NT$300 million. This excludes trading of government bonds, bond repurchases/ resales, and subscription or redemption of domestic money market funds.

(2)     Engaging in a merger, demerger, acquisition or transfer of shares.

(3)    Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.

(4)   Where an asset transaction other than any of those referred to in the preceding four subparagraphs or an investment in

Article 31: Public Announcement and Regulatory Filing Procedures

1.        Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days commencing immediately from the date of occurrence of the event:

(1)    Acquisition or disposal of real estate from or to a related party, or acquisition or disposal of assets other than real estate from or to a related party where the transaction amount reaches 20% of the Company's paid-in capital, 10% of the Company's total assets, or NT$300 million. This excludes trading of government bonds, bond repurchases/ resales, and subscription or repurchases of domestic money market funds issued by securities investment trust enterprises.

(2)     Engaging in a merger, demerger, acquisition or transfer of shares.

(3)    Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.

BEFORE Amendment	AFTER Amendment

        mainland China reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to the following circumstances:

a.  Trading of government bonds.

b. Trading of government bonds, bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds.

c. Where the type of asset acquired or disposed of is equipment for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.

d. Where the subsidiary of the Company is a professional investment firm and is engaged in securities trading on foreign or domestic securities exchanges or over-the-counter markets.

e. Where land is acquired under an arrangement on engaging others to build on the company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(4)   Where the type of asset acquired or disposed of is equipment for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$1 billion.

(5)    Where land is acquired under an arrangement on engaging others to build on the company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(6)    Where an asset transaction other than any of those referred to in the preceding five subparagraphs or an investment in mainland China reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to

BEFORE Amendment	AFTER Amendment

2.        The amount of transactions specified in the preceding paragraph shall be calculated as follows:

(1)    The amount of any individual transaction.

(2)    The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

(3)    The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(4)    The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

3.         "Within the preceding year" as used in the preceding paragraph refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the provisions herein need not be counted toward the transaction amount.

4.         The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the following circumstances:

a. Trading of government bonds.

b. Bond repurchases/resales, subscription or repurchase of domestic money market funds issued by securities investment trust enterprises.

2.       The amount of transactions specified in the preceding paragraph shall be calculated as follows:

(1)   The amount of any individual transaction.

(2)    The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

(3)    The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(4)    The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

3.      "Within the preceding year" as used in the preceding paragraph refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the provisions herein need not be counted toward the transaction amount.

4.        The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in

BEFORE Amendment	AFTER Amendment

           the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

5.         Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the date of occurrence of the event:

(1)     Change, termination or rescission of a contract signed in regard to the original transaction.

(2)     The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.

(3)     Change to the originally publicly announced and reported information.

6.         At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct it, all the items shall be again publicly announced and reported in their entirety.

7.         When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act provides otherwise.

8.         If a subsidiary of the Company is not a domestic

          the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

5.       Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the date of occurrence of the event:

(1)     Change, termination or rescission of a contract signed in regard to the original transaction.

(2)     The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.

(3)    Change to the originally publicly announced and reported information.

6.       At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct it, all the items shall be again publicly announced and reported in their entirety within two days of such error or omission becoming known to the Company.

7.      When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act of law provides otherwise.

8.        If a subsidiary of the Company is not a domestic

BEFORE Amendment	AFTER Amendment

            publically-listed company and the acquisition or disposal of the assets by the subsidiary meets the above public announcement and regulatory filing requirements, the Company shall conduct the public announcement and regulatory filing on its behalf. However, the "20% of paid-in capital or 10% of total assets" requirement that is applicable to the subsidiary's public announcement and regulatory filing refers to the Company's paid-in capital or total assets.

           publically-listed company, and its acquisition or disposal of assets by the subsidiary meets the standard for filing of public notice under the "Regulations Governing the Acquisition and Disposal of Assets by Public Companies" , the Company shall undertake public announcement and notice on its behalf. With regard to the threshold for announcement or reporting by subsidiaries prescribed above, the "20% of paid-in capital or 10% of total assets" requirement refers to the Company's paid-in capital or total assets.